UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Underwriting Agreement

On June 15, 2026, Alvotech (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C. as representatives of the several underwriters named therein (the “Underwriters”), relating to a public offering (the “Offering”) by the Company of 22,666,667 ordinary shares of the Company, nominal value $0.01 per share (the “Ordinary Shares”), at a public offering price of $3.75 per share. In addition, the Company has also granted the Underwriters an option for a period of 30 days to purchase an additional 3,400,000 ordinary shares of the Company at the public offering price, less underwriting discounts and commissions, which was exercised by the Underwriters in full on June 16, 2026.

The net proceeds to the Company from the sale of the Ordinary Shares in the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately $91.20 million, including the full exercise by the Underwriters of their option to purchase additional shares.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-275111) filed on October 20, 2023 and declared effective on October 30, 2023, as supplemented by a preliminary prospectus supplement and a final prospectus supplement, filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2026 and June 16, 2026, respectively. The Offering is expected to close on June 17, 2026, subject to the satisfaction of customary closing conditions.

On June 15, 2026 and June 16, 2026, the Company issued press releases announcing the launch and pricing of the Offering, respectively. A copy of these press releases are filed as Exhibits 99.1 and 99.2 hereto and are incorporated by reference herein.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and customary conditions to closing and also agrees to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make because of such liabilities and other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Underwriting Agreement. Subject to certain exceptions, the Company, its officers, directors and certain of its stockholders agreed not to sell or otherwise dispose of any of the Ordinary Shares, subject to certain exceptions, for a period ending 90 days after the date of the final prospectus supplement filed with the SEC in connection with the Offering pursuant to Rule 424(b) under the Securities Act without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C.

The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 hereto and incorporated by reference herein.

The legal opinion of Arendt & Medernach SA relating to the Ordinary Shares is filed herewith as Exhibit 5.1.

Subscription Agreements

On June 16, 2026, the Company entered into subscription agreements (the “PIPE Agreements”) with certain investors that are professional clients or eligible counterparties in the European Economic Area falling within Article 1(4) of Regulation (EU) 2017/1129, pursuant to which the Company agreed to issue and sell to the investors in a private placement (the “Private Placement”) an aggregate of 17,826,666 Ordinary Shares. The purchase price per Ordinary Share being sold in the Private Placement will be equal to the public offering price per share in the Offering. The aggregate gross proceeds to the Company from the Private Placement will be approximately $66.85 million, before deducting transaction-related expenses payable by the Company.

Consummation of the Private Placement is conditioned on the closing of the Offering and the satisfaction of certain other customary conditions, and is expected to occur within seven business days following the closing of the Offering. The consummation of the Offering is not contingent on the consummation of the Private Placement.

Pursuant to one of the PIPE Agreements, the Company has granted registration rights to one investor in the Private Placement (the “Registration Rights Investor”). Specifically, the Registration Rights Investor may, at any time and from time to time, make a written demand for registration under the Securities Act of all or any portion of its subscription shares on any available form of registration statement (a “Demand Registration”), including by way of an underwritten offering with underwriters selected by the Registration Rights Investor and reasonably acceptable to the Company. The Company is obligated, using its reasonable best efforts and as expeditiously as possible after receipt of such demand, to prepare and file with the SEC a registration statement covering the resale of the shares and to keep such registration statement effective until all such shares have been disposed of or withdrawn. The Company is not obligated to effect more than two (2) Demand Registrations in total. The Company has the right to defer any Demand Registration for up to 60 days in total, or 30 consecutive days, in any 12-month period if the Board of Directors of the Company determines in good faith that effecting the registration at that time would be materially detrimental to the Company and its shareholders. All costs and expenses incurred in connection with a Demand Registration are to be borne by the Company. The Company has also agreed to provide certain customary indemnifications to the Registration Rights Investor.

The foregoing description of the PIPE Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to the Form of PIPE Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Copies of the press releases announcing the commencement and pricing of the Offering and the Private Placement are furnished as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

Supplemental Risk Factor

The following risk factor is provided to supplement the Company’s risk factors previously disclosed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

We received Complete Response Letters from the FDA on our Biologics License Applications for AVT03, AVT05, and AVT06, and if our resubmission of our BLAs for AVT03, AVT05, and AVT06 is not approved in accordance with our expected timeframe, our business could be materially and adversely affected.

In January 2025, the FDA accepted our BLA for AVT05 as a proposed biosimilar to Simponi / Simponi Aria (golimumab) for the treatment of patients with inflammatory conditions, including rheumatoid arthritis, psoriatic arthritis, ankylosing spondylitis, and ulcerative colitis.

In February 2025, the FDA accepted our BLA for AVT06 as a proposed biosimilar to Eylea (aflibercept) for the treatment of patients with neovascular (wet) age related macular degeneration (AMD), macular edema, and diabetic retinopathy.

In March 2025, the FDA accepted our partner’s BLA for AVT03 as a proposed biosimilar to Prolia (denosumab) for the treatment of osteoporosis in women after menopause who are at high risk for bone fracture and Xgeva (denosumab) a prescription biologic medicine used to prevent fracture, spinal cord compression, or the need for radiation or surgery to bone in patients with multiple myeloma and in patients with bone metastases from solid tumors.

In the fourth quarter of 2025, we and our partner received CRLs from the FDA regarding, respectively, the BLAs for AVT05, AVT06, and AVT03. The CRLs all stated that the FDA had identified deficiencies related to our Reykjavik manufacturing facility following the FDA’s pre license inspection in July 2025, which must be satisfactorily resolved before these BLAs may be approved. The FDA did not identify any other deficiencies with the applications.

On June 4, 2026, we announced that we had resubmitted our BLAs for AVT05 and AVT06. Prior to approval of such BLAs, the FDA may decide to re-inspect our Reykjavik manufacturing facility. If the FDA re-inspects our facility and does not agree with our assessment that the previously identified deficiencies have been adequately resolved, or were to identify additional deficiencies, the approval of AVT05 and AVT06 in the United Sates may be further delayed, which could have a material adverse effect on our business, financial condition, and results of operations and may cause the market price of our securities to decline.

Cautionary note on forward-looking statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Report are forward-looking statements. These statements include, but not limited to, statements regarding the Company’s expected net proceeds from the Offering and the Private Placement and the expected closing of the Offering and the Private Placement. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for the Offering. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

INCORPORATION BY REFERENCE

This Report, including Exhibit 10.1, but excluding all other Exhibits attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-266136, 333-273262, 333-275111 and 333-281684), and the Company’s registration statement on Form S-8 (File No. 333-266881), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibits 99.1 and 99.2 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall the be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated June 15, 2026, by and among the Company and BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C., as representatives of the several underwriters named therein.
5.1	Opinion of Arendt & Medernach SA, Luxembourg counsel to the Company.
10.1	Form of Subscription Agreement
23.1	Consent of Arendt & Medernach SA (included in Exhibit 5.1).
99.1	Launch Press Release, dated June 15, 2026.
99.2	Pricing Press Release, dated June 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date:	June 16, 2026	By:	/s/ Tanya Zharov
			Name:	Tanya Zharov
			Title:	General Counsel